 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/05

3rd June 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 2nd June 2005 in respect of the continuing connected transactions of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道 39 號夏慤大廈 26 樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067



上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0363)

Continuing Connected Transactions

The Board announces that on 31st May 2005, Changdu Jiuxing and Changdu Wingfat collectively as the suppliers have entered into an agreement for wine packaging printing business with Sichuan Quanxing as the purchaser, for a term of three years, whereby Changdu Jiuxing and Changdu Wingfat will be the exclusive suppliers of Sichuan Quangxing for the provision of wine packaging materials for certain brands of wine to Sichuan Quanxing.

Changdu Jiuxing and Changdu Wingfat are indirect subsidiaries of the Company. Sichuan Quanxing is a substantial shareholder of Changdu Jiuxing, hence, pursuant to the Listing Rules, Sichuan Quanxing is a connected person of the Company.

Pursuant to the Listing Rules, the Sales Transactions constitute continuing connected transactions of the Company. The maximum sales per annum for the years 2005, 2006 and 2007 are not expected to exceed RMB36.4 million, RMB42.7 million and RMB50 million respectively. Based on this expected sales volume, each of the percentage ratios as to the transaction amount calculated on an annual basis is less than 2.5% which falls within Rule 14A.34(1) of the Listing Rules. Therefore, the Sales Transactions are expected to be exempt from independent shareholders' approval requirement. Pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the transactions are subject to disclosure in an announcement and the details of which shall be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

Pursuant to the Agreement, the Sales Transactions will be conducted on normal commercial terms. The Board (including the Independent Non-executive Directors) considers that the terms of the Agreement are fair and reasonable and the entering into of the Agreement is in the interests of the shareholders of the Company as a whole.

SALES TRANSACTIONS

The Board of Directors (the "Board") of Shanghai Industrial Holdings Limited (the "Company") announces that on 31st May 2005, Changdu Jiuxing Printing and Packing Co. Ltd.* (成都九興印刷包裝有限公司) ("Changdu Jiuxing") and Changdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司) ("Changdu Wingfat"), indirect subsidiaries of the Company, collectively as the suppliers have entered into an agreement for wine packaging printing business with Sichuan Quanxing Co. Ltd.* (四川全興股份有限公司) ("Sichuan Quanxing") as the purchaser, for a term of three years (the "Agreement"). Pursuant to the Agreement, Changdu Jiuxing and Changdu Wingfat will be the exclusive suppliers of Sichuan Quanxing for the provision of wine packaging materials for certain brands of wine to Sichuan Quanxing (the "Sales Transactions"). Changdu Jiuxing and Changdu Wingfat are both engaged in the packaging printing business. In April 2005, the Company's subsidiary, The Wing Fat Printing Company, Limited, has completed the acquisition of an additional equity interest in Changdu Jiuxing from 30% to 51%. Changdu Wingfat is a subsidiary of Changdu Jiuxing.

CONSIDERATION

The selling prices will be determined by the parties on arm's length basis. The Sales Transactions will be in the ordinary and usual course of business of Changdu Jiuxing and Changdu Wingfat and on terms no less favourable than that offered by them to other independent customers. The maximum sales per annum for the years 2005, 2006 and 2007 are not expected to exceed RMB36.4 million, RMB42.7 million and RMB50 million respectively representing an annual increment of approximately 17.5%. The basis of the annual cap amount is determined with reference to: (i) the anticipated growth in the sales and the cost of materials in view of the growth in the packaging industry and the overall economic growth in Mainland, PRC; (ii) the historical figures of the sales by Changdu Jiuxing to Sichuan Quanxing; and (iii) the fact that Changdu Wingfat will also supply wine packaging material to Sichuan Quanxing. Changdu Wingfat has not entered into any sales transactions for wine packaging materials with Sichuan Quanxing for the time being. The amount of wine packaging materials sold to Sichuan Quanxing for the years 2004 and 2003 amounted to RMB31,000,000 (equivalent to approximately HK$29,245,000) and RMB30,000,000 (equivalent to approximately HK$28,302,000) respectively. Payment shall be made monthly upon the products being delivered to and examined by Sichuan Quanxing.

CONTINUING CONNECTED TRANSACTIONS

Changdu Jiuxing and Changdu Wingfat are indirect subsidiaries of the Company. Sichuan Quanxing is a substantial shareholder of Changdu Jiuxing, hence, pursuant to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Sichuan Quanxing is a connected person of the Company.

Pursuant to the Listing Rules, the Sales Transactions constitute continuing connected transactions of the Company. Since each of the percentage ratios as to the transaction amount calculated on an annual basis is expected to be less than 2.5% which falls within Rule 14A.34(1) of the Listing Rules, the Sales Transactions are expected to be exempt from independent shareholders' approval requirement. Pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the transactions will be subject to disclosure in an announcement and the details of which shall be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The supply of wine packaging materials for certain brands of wine to Sichuan Quanxing will help increase the sales revenues and strengthen the sources of profit of both Changdu Jiuxing and Changdu Wingfat.

Pursuant to the Agreement, the Sales Transactions will be conducted on normal commercial terms. The Board (including the Independent Non-executive Directors) considers that the terms of the Agreement are fair and reasonable and the entering into of the Agreement is in the interests of the shareholders of the Company as a whole.

GENERAL INFORMATION

The Company and its subsidiaries are engaged in the principal businesses of infrastructure facilities, medicine, consumer products and information technology. Sichuan Quanxing is a company listed on the A Shares market of the Shanghai Stock Exchange (stock code: 600779), and is principally engaged in the manufacture, wholesale and retail of wines, anti-biotics, and raw and finished pharmaceuticals.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 2nd June 2005

As at the date of this announcement, the Board of the Company is comprised of: